UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

_________Herzliya 46140, Israel_________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated February 4, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals – Immediate Report

To the holders of American Depositary Receipts (“ADR’s”) representing common shares of XTL Biopharmaceuticals, Ltd. (the “Company”):

Following requests of shareholders and warrant holders of the Company in the past few days to extend the duration of our (tradable) warrants (series 2) from February 27, 2013 to December 31, 2013, we approached the court in Israel with such request. The court permitted us to convene two extraordinary meetings for this resolution (a shareholder meeting and a warrant holder meeting). Today, we announced that both meetings will take place on February 21, 2013. Due to the quick timing of these extraordinary meetings, we will not be able to follow our normal procedures soliciting the vote of the ADR holders at the extraordinary meetings and as a result you will not be able to vote.

Below is a summary English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published today on the Tel-Aviv Stock Exchange Ltd.

Tel-Aviv-Jaffa District Court	Liquidations 55947-01-13

On the matter of:	XTL Biopharmaceuticals Ltd. Public Company Nr. 520039470 (hereinafter: The Company) through Victor Tshuva, Adv. of 3 Hayetzira St., Ramat Gan 52521, Israel Tel: +972 3 613 8484; Fax: +972 3 613 8585

Convening Notice of General Meetings of Company Shareholders

and Holders of Company Warrants (Series 2)

In accordance with the resolution of the Tel-Aviv Jaffa District Court in Israel dated January 30, 2013 on Liquidations 55947-01-13, instructing that an extraordinary general meeting of Company shareholders and warrant (series 2) holders (Hereinafter: "Warrantholders"), be convened for the purpose of extending the exercise period for the warrants (series 2) to December 31, 2013, we hereby give notice of convening general meetings as follows:

The general meetings will be held on Thursday February 21, 2013 at the Law Offices of Victor Tshuva, 3 Hayetzira St. (S.A.P. Building, 7th floor), Ramat-Gan, Israel.

General meeting of shareholders shall be held at 11:00 a.m. Israel time.

General meeting of Warrantholders shall be held at 12:00 p.m. Israel time.

The subjects on the agenda for these meetings:

Extending the exercise period for the Company warrants (series 2) until December 31, 2013 in accordance with the provisions of Article 350 of the Israeli Companies Law, 1999 (Hereinafter: The Settlement), according to the version submitted to the court which is available at the offices of the undersigned or on the website of the Tel-Aviv Stock Exchange (www.tase.co.il) or from the distribution website (www.magna.isa.gov.il);

A summary of the proposed resolutions:

To approve the extension of the exercise period for the Company warrants (series 2) to December 31, 2013;

The majority required for passing the resolution:

In order to pass the proposed resolution at the general meetings of the Company’s shareholders and Warrantholders, a vote of the majority of participants who jointly hold 75% of the votes of those present and voting at the meetings, or their proxies, is required. At such meetings, shareholders and Warrantholders will be required to declare their cross-holdings in Company shares and warrants (series 2) and to the extent necessary, the resolutions passed during the shareholders and/or Warrantholders meetings shall be examined for their purity;

Pursuant to the Articles of Association of the Company, the legal quorum for holding a general meeting is the presence, in person or by proxy, of at least two shareholders holding at least 33.33% of the voting rights, within half an hour from the time set for opening the meeting. Should a legal quorum not be present, the meeting shall stand adjourned to the same day in the next week at the same time and place (hereinafter: The Deferred Meeting). Should a legal quorum not be present at the Deferred Meeting a meeting shall be held with whatever number of participants are present.

The record date:

In accordance with Article 182(c) of the Israeli Companies Law, Regulation 3 of the Israeli Companies Regulations (written voting and statement of position) 2005, the record date with regard to a shareholder's right to participate and vote at the meeting is Thursday, January 24, 2013.

Voting by a proxy card will be valid on condition that it is received at the Company's official address with a proof of ownership, no later than 72 hours prior to the time scheduled for convening the meeting (i.e., until 12 p.m. (Israel time) on Monday, February 18, 2013). The voting shall be done on the second part of the proxy card. Each shareholder and/or Warrantholder shall be required to declare on the proxy card any cross-ownership (to the extent there is any) in shares and/or warrants (series 2). Additionally, the dates for submitting objections were published within the request for settlement submitted by the Company and published through the Magna website (www.magna.isa.gov.il) and the Maya website (http://maya.tase.co.il) on January 29, 2013.

The last date for presenting position statements by Company shareholders is February 7, 2013.

The last date for presenting the Board of Directors' response to the position statements is February 12, 2013.

A copy of the complete version of the Settlement, including additional information regarding the meetings and the form of proxy have been published as part of the Company's immediate reports dated February 3, 2013 through the Israel Securities Authority internet website www.magna.isa.gov.il and the Tel-Aviv Stock Exchange website maya.tase.co.il. Additionally, one can receive a copy of the Settlement from the Law Offices of Victor Teshuva & Associates as of January 29, 2013.

Sincerely,

XTL Biopharmaceuticals Ltd.

Proxy Card – Part One

In accordance with Regulation 7 of the Israeli Companies Regulations (written voting and position statements), 2005 (hereinafter: The Regulations).

Company Name	XTL Biopharmaceuticals Ltd. (The Company)
Type of meeting	An extraordinary general meeting of Company shareholder and holders of Company warrants (series 2)
Time and place of meeting:	The meetings shall be held at the law offices of Adv. Victor Tshuva & Associates, of 3 Hayetzira St. S.A.P. Building 7th floor, Ramat Gan, Israel on Thursday 21.02.2013 at 11:00 a.m. and 12:00 p.m. Israel time
Subjects on the agenda:	Extension of the exercise period of the Company's warrants (series 2) until December 31, 2013 in accordance with Article 350 of the Israeli Companies Law 1999 (hereinafter: The Settlement), in accordance with the version submitted to court which can be received at the Law Offices of Adv. Victor Tshuva & Associates as of January 29, 2013 or from the TASE internet website www.tase.co.il or the distribution website www.magna.isa.gov.il
The version of each of the proposed resolutions:	To approve the extension of the exercise period of the Company warrants (series 2) until December 31, 2013.
Location and time for reviewing the complete version of the proposed resolutions:	The complete version of the request for settlement between the Company and its shareholders and between the Company and its warrant (series 2) holders (Hereinafter: "Warrantholders") and the immediate report with regard to convening a general meeting can be reviewed at the Law Offices of Adv. Victor Tshuva, at 3 Hayetzira St., Ramat-Gan, Israel (Tel: +972 3613 8484) by pre-coordination with Adv. Victor Tshuva (Sun to Thur. 11 a.m. to 3 p.m. Israel time)
The required majority to pass a resolution at the meetings for each of the subjects on the agenda:	Passing one of the proposed resolutions at the general meetings of Company shareholders and Warrantholders requires that a majority of participants who jointly hold 75% of the votes of those present and voting at the meetings, or their proxies. Within the framework of the Company's shareholder and Warrantholder meetings, the shareholders and Warrantholders will be required to declare their cross-holdings in Company shares and warrants (series 2) and to the extent necessary, the resolutions passed at the shareholder and/or Warrantholder meetings shall be examined for their purity.
Providing details regarding an affinity:	Within the framework of the Company's shareholder and Warrantholder meeting, the shareholders and Warrantholders will be required to declare their cross-holdings in Company shares and warrants (series 2) and to the extent necessary, the resolutions passed within the shareholders and/or Warrantholders meetings, shall be examined for their purity.

Validity of the proxy card:

The proxy card will be valid only with an attached proof of ownership of the shareholder/Warrantholder who is not registered, or a photocopy of an ID card, passport or Certificate of Incorporation, if another shareholder/Warrantholder is registered in the Company Books.

Additionally, the proxy card must be presented no later than 72 hours prior to the time of vote.

Address for submitting proxy cards and position statements:	The address for submitting proxy cards is the Law Offices of Adv. Victor Tshuva, at 3 Hayetzira St. (S.A.P. Building – 7th Floor) Ramat-Gan, Israel Tel: +972-3 613 8484, Fax: +972 3613 8585
The last date for submitting position statements to the Company and the last date for submitting the Board of Directors' response to the Position statements:	The last date for submitting position statements is February 7, 2013. The last date for submitting the Board of Directors' response to the position statements is February 12, 2013.
The addresses of the distribution website and internet website of the TASE where the proxy cards and position statements are available	A copy of the proxy card can be downloaded from the TASE website (www.tase.co.il) or from the distribution website (www.magna/isa.gov.il). Additionally, a shareholder or Warrantholder is entitled to approach the Company directly (through Adv. Victor Tshuva) and receive from him the proxy card form.
Receipt of a proof of ownership:	A shareholder is entitled to receive the proof of ownership at the branch of the member of Stock Exchange or by post, if so requested, whereas, such a request shall be given in advance to a specific securities account.
Link to the proxy card form:	A non-registered shareholder in entitled to receive free of charge by email a link to the proxy card form and position statements on the distribution website from the member of the stock exchange through whom his stock is held, unless he notified the Company and/or the Stock Exchange that he is not interested in receiving a link as aforementioned, and that he is interested in receiving the proxy card by post in return for payment; a shareholder's notice with regard to proxy cards shall apply also to the receipt of position statements.
Reviewing the proxy cards;	One or more shareholders holding shares at a rate that constitutes five percent or more of the total voting rights in the Company, and also anyone holding an aforementioned rate from the total voting rights that are not held by a controlling shareholder in the Company in accordance with its definition in Article 268 of the Israeli Companies Law, 1999, is entitled to review the proxy cards after the convening of the general meeting at the Company's registered offices during the regular working hours, after he has proven his right to do so, and has also stated the number of shares which constitute the aforementioned five percent.

The vote:	A shareholder shall state his vote regarding each of the subjects on the agenda on a form that constitutes the second part of the proxy card. The proxy cards shall be submitted to the Company offices no later than on Monday, February 18, 2013 until 12:00 p.m. (noon) Israel time.

Proxy Card –Part Two

In accordance with Regulation 5(a) of the Israeli Companies Regulations (voting in writing and position statements) 2005 (hereinafter: The Regulations)

Company name	XTL Biopharmaceuticals Ltd.

Company address (for submitting and sending proxy cards)	of 85 Medinat Hayehudim St. Hetzelia Pituach 46766

Company number	520039470

Date & time of meeting	Thursday – February 21, 2013 At 11:00 a.m. and at 12:00 p.m. - noon Israel time

Type of meeting	An extraordinary general meeting of Company Shareholders and general meeting of Company Warrantholders

Record date:	January 24, 2013 at the end of trading day.

Details of the shareholder/Warrantholder

Name of the shareholder/Warrantholder

I.D. number

Passport number (if does not have an Israeli I.D.)

Country issued

Valid until

Corporation Number (if the shareholder is a corporation)

Country of incorporation

The vote

Subject on the agenda	The Vote[1]			Existence of personal interest
	For	Against	Abstain	Yes	No
Extend the exercise period of the Company's warrants (series 2) until December 31, 2013 in accordance with the provisions of Article 350 of the Israeli Companies Law, 1999

Cross-holding[2]	Detail the number of shares/warrants (series 2) held by the shareholder / Warrantholder with a proof of ownership attached
*I hold / do not hold also Company shares / warrants (series 2)

Date	Signature

_______________________

1 No markings shall be considered abstention from voting on that subject.

2 To the extent that the shareholder wishes to participate in the shareholders general meeting he must declare whether he also holds warrants (series 2) and the number of warrants (series 2) held by him. To the extent that the Warrantholder wishes to participate in the shareholders general meeting he must declare whether he also holds shares and the number of shares that are held by him, including attaching a reference.

*Erase the irrelevant

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds the controlling stake in Proteologics Ltd. (TASE: PRTL), a drug discovery company, and InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 4, 2013	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer

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